

May 18, 2015

Ryan F. Urness
Secretary and General Counsel
Speed Commerce, Inc.
1303 E. Arapaho Road, Suite 200
Richardson, Texas 75081

> **Re: Speed Commerce, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 12, 2015**
> **File No. 000-22982**

Dear Mr. Urness:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 1 – Increase in Authorized Shares, page 5

1.   For clarity, please revise to include a chart that sets forth the number of shares authorized, issued and outstanding, reserved for issuance, and available for issuance both before and after giving effect to the proposed increase in authorized shares. In this regard, please specify the number of shares that are issuable:

- in connection with the Fifth Gear earnout,
- upon the conversion of your outstanding preferred stock, and
- upon the exercise of outstanding warrants.

2.   Please revise to discuss the potential consequences to the company and stockholders if the proposal to increase the number of authorized shares is not approved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Phil Colton, Esq.
        Winthrop & Weinstine, P.A.